Exhibit 12.1
PlanetOut Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

								Nine months
								ended
	Year ended December 31,							September 30,
	2003	2004		2005		2006	2007	2008
Net income (loss) from operations as reported	$(423)	$449		$2,043		$(1,248)	$(41,528)	$(4,726)
Add: Fixed charges	193	1,713		238		1,216	2,270	109

Earnings as defined	$(230)	$2,162		$2,281		$(32)	$(39,258)	$(4,617)

Fixed charges	$193	$1,713		$238		$1,216	$2,270	$109

Ratio of earnings to fixed charges (1)	—	1.3	x	9.6	x	—	—	—

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2003, 2006, 2007 and the nine months ended September 30, 2008 by amounts equal to the net loss for the period.